Exhibit 12.1

OWENS CORNING AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Nine Months Ended September 30, 2017	Twelve Months Ended December 31,
		2016	015	2014	2013	2012
Ratio of Earnings to Fixed Charges	4.6	4.8	4.1	2.5	2.8	(a )

The computation of the ratio of earnings to fixed charges is as follows (in millions):

	Nine Months Ended September 30, 2017	Twelve Months Ended December 31,
		2016	2015	2014	2013	2012
Earnings:
Earnings from continuing operations before taxes	$435	590	453	232	273	(40)
Fixed charges (see below)	121	154	143	157	153	158
Amortization of capitalized interest	9	11	9	8	7	6
Capitalized interest	(9)	(16)	(14)	(10)	(8)	(13)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—
Earnings, as adjusted	$556	739	591	387	425	111
Fixed charges:
Portion of rents representative of interest expense(b)	$21	26	29	30	28	26
Interest on indebtedness, including amortization of deferred loan costs(c)	91	112	100	117	117	119
Capitalized interest	9	16	14	10	8	13
Total fixed charges	$121	$154	$143	$157	$153	$158

(a)	In 2012, the ratio of earnings to fixed charges was less than 1.0. During 2012, the Company needed to generate an additional $47 million of earnings from continuing operations before taxes to attain a 1.0 ratio of earnings to fixed charges.

(b)	The Company estimates that 33% of its rental costs represent interest expense. This factor has been applied to all periods presented in the table above.

(c)	Interest on indebtedness excludes interest income, gain or loss on extinguishment of debt, and interest associated with uncertain tax positions, which is included in Income tax expense in the Consolidated Statements of Earnings.